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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                              (NAME OF THE ISSUER)

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                                SAMUEL J. HEYMAN
                 INTERNATIONAL SPECIALTY PRODUCTS HOLDINGS INC.
                       (NAME OF PERSONS FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    460337108

                      (CUSIP Number of Class of Securities)

                             -----------------------


                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                            TELEPHONE (973) 628-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
        NOTICE AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)



      This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
      b. [ ] The filing of a registration statement under the Securities Act of 1933.
      c. [ ]  A tender offer.
      d. [ ]  None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

            ----------------------             ----------------------
            Transaction Valuation*             Amount of Filing Fee**
            ----------------------             ----------------------
                 $134,360,564                          $26,873
            ----------------------             ----------------------

 * The transaction valuation was based upon the sum of (i) the product of 12,810,336 shares of Common Stock, par value $0.01 per share, of International Specialty Products Inc., a Delaware corporation, at a price of $10.30 per share in cash and (ii) a cash-out of 1,700,156 shares of Common Stock covered by outstanding options at a cost of $2,414,103.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $26,873         Filing Party: International Specialty
Form or Registration No.:  Schedule l4A                  Products Inc.
                                           Date Filed:  November 27, 2002









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


                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) International Specialty Products Inc., a Delaware corporation ("ISP"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) Samuel J. Heyman, a natural person and beneficial owner of approximately 81% of ISP's common stock (the "Majority Stockholder") and (iii) International Specialty Products Holdings Inc., a Delaware Corporation ("ISPH"), in connection with the merger of ISPH with and into ISP (the "Merger"), with ISP as the surviving corporation. As a result of the proposed Merger, (i) ISP will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by the Majority Stockholder and (ii) each issued and outstanding share of ISP common stock will be converted into the right to receive $10.30 in cash, except shares beneficially owned by the Majority Stockholder or by any holder who properly demands appraisal rights under Delaware law will be cancelled. Notwithstanding this arrangement, shares owned by a qualified charitable organization, will be entitled to receive $10.30 in cash.

         Concurrently with the filing of this Schedule l3E-3, ISP is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the ISP board of directors is soliciting proxies from stockholders of ISP in connection with the Merger. The information in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


ITEM 1.           SUMMARY TERM SHEET

Regulation M-A    The information set forth in the Proxy Statement under the
Item 1001         caption "Summary Term Sheet" is incorporated herein by
                  reference.


ITEM 2.           SUBJECT COMPANY INFORMATION

Regulation M-A
Item 1002

      (a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Information About ISP, Mr. Heyman and ISPH" is incorporated herein by reference.

      (b) SECURITIES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting" and "The Special Meeting-Record Date" is incorporated herein by reference.

      (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Trading Market and Price; Dividends" is incorporated herein by reference.

      (d) DIVIDENDS. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Trading Marking and Price; Dividends" is incorporated herein by reference.

      (e)-(f) PRIOR PUBLIC OFFERINGS; PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.




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


ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSON

Regulation M-A
Item 1003

      (a)-(c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -Information About ISP, Mr. Heyman and ISPH" and "Special Factors - Background of the Merger" is incorporated herein by reference. During the last five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                  DIRECTORS AND EXECUTIVE OFFICERS OF ISP. The table below sets forth for each of the directors and executive officers of ISP their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person's principal address is c/o ISP, 1361 Alps Road, Wayne, New Jersey 07470.

                                      PRESENT PRINCIPAL OCCUPATION
                                      OR EMPLOYMENT AND MATERIAL
                                      POSITIONS HELD DURING THE PAST
                  NAME                FIVE YEARS
                  ------------------  ------------------------------------------
                  Samuel J. Heyman    Mr. Heyman has been a director and
                                      Chairman of the Board of ISP since its
                                      formation and Chairman of the Board and
                                      director of one of its subsidiaries since
                                      December 2001. He was Chief Executive
                                      Officer of ISP and some of its
                                      subsidiaries from their formation to June
                                      1999. Mr. Heyman also has been a director of G-I Holdings Inc. for more than five years and was President and Chief
                                      Executive Officer of G-I Holdings and some of its subsidiaries for more than five years until September 2000. In January
                                      2001, G-I Holdings filed a voluntary
                                      petition for reorganization under Chapter
                                      11 of the U.S. Bankruptcy Code due to its asbestos-related claims. Mr. Heyman was a director and Chairman of the Board of Building Materials Corporation of America
                                      ("BMCA") from its formation to September
                                      2000 and served as Chief Executive Officer of BMCA and some of its subsidiaries from June 1999 to September 2000 and from June
                                      1996 to January 1999. He is also the Chief
                                      Executive Officer, Manager and General
                                      Partner of a number of closely held real estate development companies and partnerships whose investments include commercial real estate and a


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                                      portfolio of publicly traded securities.
                                      Mr. Heyman has served as a director of
                                      Hercules Incorporated, a global
                                      manufacturer and marketer of specialty
                                      chemicals, since May 2001.

                  Sunil Kumar         Mr. Kumar has been a director, President
                                      and Chief Executive Officer of ISP since
                                      June 1999 and a director, President and
                                      Chief Executive Officer of some of its
                                      subsidiaries since June 2001 and June
                                      1999, respectively. Mr. Kumar was a
                                      director, President and Chief Executive
                                      Officer of BMCA and some of its
                                      subsidiaries from May 1995, July 1996 and
                                      January 1999, respectively, to June 1999.
                                      He also was Chief Operating Officer of
                                      BMCA and some of its subsidiaries from
                                      March 1996 to January 1999. Mr. Kumar was
                                      President, Commercial Roofing Products
                                      Division, and Vice President of BMCA from
                                      February 1995 to March 1996. He also was a director and Vice-Chairman of the Board of G-I Holdings from January 1999 to June
                                      1999. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy
                                      Code due to its asbestos-related claims.
                                      Mr. Kumar has served as a director of
                                      Hercules Incorporated, a global
                                      manufacturer and marketer of specialty
                                      chemicals, since May 2001.

                  Robert Englander    Mr. Englander has been a director of ISP
                                      since April 2001. He has been the Chairman of the Board and Chief Executive Officer of Belvoir Publications, a publisher of magazines, books and newsletters, since
                                      February 1973. Belvoir Publications has a business address of 970 Park Avenue, Penthouse North, New York, New York 10028.

                  Sanford Kaplan      Mr. Kaplan has been a director of ISP
                                      since November 1992. He has been a private investor and consultant since 1977 with a business address of 10128 Empyrean Way, #303, Los Angeles, California 90067.

                  Burt Manning        Mr. Manning has been a director of ISP
                                      since November 1992. He has been President of Brookbound, Inc., a strategic consulting company since December 1997. He was Chairman of J. Walter Thompson
                                      Company, a multinational advertising
                                      company, from July 1987 to December 1997 and has served as Chairman Emeritus of such company since January 1998. Mr.
                                      Manning has been a director of Friendly
                                      Ice Cream Corporation since November 1997 with a business address of 655 Park
                                      Avenue, Apartment 8E, New York, New York
                                      10021.



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


                 Alan M. Meckler      Mr. Meckler has been a director of ISP
                                      since April 2001. He has been the Chairman and Chief Executive Officer of
                                      Jupitermedia Group, Inc., a provider of
                                      global real-time news and information
                                      resources for the internet industry, since
                                      December 1998. He was Chairman and Chief
                                      Executive Officer of Mecklermedia Corp., a provider of internet information, from
                                      June 1971 to November 1998. Jupitermedia
                                      Group has a business address of 23 Old
                                      Kings Highway South, Darien, Connecticut
                                      06820.

                 Richard A. Weinberg  Mr. Weinberg has been the Executive Vice
                                      President, General Counsel and Secretary of ISP and its subsidiaries since May 1998 and was Senior Vice President, General Counsel and Secretary of ISP and its subsidiaries from May 1996 to May 1998. He has also been serving as a director of various ISP subsidiaries since February 2002, December 2001 and May 1996. Mr. Weinberg has been President, Chief Executive Officer, General Counsel and Secretary of G-I Holdings since September 2000 and was Executive Vice President, General Counsel and Secretary of G-I Holdings from May 1998 to September 2000. He also was Senior Vice President, General Counsel and Secretary of these corporations from May 1996 to May 1998. Mr. Weinberg has served as a director of G-I Holdings since May 1996. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related claims. Mr. Weinberg also has been Executive Vice President, General Counsel and Secretary of BMCA and its subsidiaries since May 1998, and was Senior Vice President, General Counsel and Secretary of BMCA and its subsidiaries from May 1996 to May 1998.

                 Susan B. Yoss        Ms. Yoss has been the Executive Vice
                                      President-- Finance and Treasurer of ISP and most of its subsidiaries since
                                      September 2000. She was Senior Vice
                                      President and Treasurer of ISP and most of its subsidiaries from July 1999 to September 2000 and was Vice President and
                                      Treasurer of ISP and most of its
                                      subsidiaries from February 1998 to June
                                      1999. She also has been Senior Vice
                                      President of BMCA and its subsidiaries
                                      since August 2001, was Senior Vice
                                      President and Treasurer of the same
                                      companies from July 1999 to August 2001
                                      and was Vice President and Treasurer of
                                      the same companies from February 1998 to July 1999. Ms. Yoss also has served as Senior Vice President, Chief



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


                                      Financial Officer and Treasurer of G-I
                                      Holdings since July 1999. In January 2001,
                                      G-I Holdings filed a voluntary petition
                                      for organization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related claims. She was Assistant Treasurer of Joseph E. Seagram & Sons, Inc., a global beverage and entertainment company for more than five years until February 1998.

                 Paul T. Brady        Mr. Brady has been Senior Vice President
                                      and General Manager, Food and Beverage and
                                      General Manager, ISP Biocides of ISP since
                                      September 2002. He was previously Senior
                                      Vice President--Sales, Americas of ISP,
                                      and a director of one of its subsidiaries from June 2001 until September 2002. He was Vice President--Sales, North America for ISP and some of its subsidiaries from November 2000 to June 2001. Mr. Brady was
                                      Vice President, Global Commercial
                                      Operations--ISP Alginates Inc. from
                                      October 1999 to November 2000. He was
                                      employed as Senior Director--Sales and
                                      Marketing of Monsanto Company's Kelco
                                      Alginates from January 1998 to October
                                      1999. He was Global Sales and Marketing
                                      Director of Monsanto Company's Kelco
                                      Biopolymers from June 1997 to January 1998 and was Business Director, Nutrasweet
                                      Kelco from November 1996 to June 1997. Mr.
                                      Brady is a citizen of the United Kingdom.

                 Roger J. Cope        Mr. Cope has been Senior Vice
                                      President--Sales and Commercial
                                      Director--Europe of ISP and most of its
                                      subsidiaries since July 1999 and was a
                                      director of one of its subsidiaries from June 2001 until September 2002. He was
                                      Senior Vice President, Pharmaceutical,
                                      Agricultural and Beverage Group of ISP and some of its subsidiaries from July 1998 to July 1999 and Vice President, Asia-Pacific
                                      Region of the same corporations from March
                                      1997 to July 1998. Mr. Cope also held the position of Vice President--Hair Care of ISP and some of its subsidiaries from December 1995 to March 1997. Mr. Cope is a citizen of the United Kingdom.

                 Neal E. Murphy       Mr. Murphy has been Senior Vice President
                                      and Chief Financial Officer of ISP and its subsidiaries since February 2002 and a director of one of its subsidiaries since
                                      February 2002. Prior to joining ISP, he
                                      was President of PQ Europe, a global
                                      developer and producer of silica-based
                                      specialty chemicals, inorganic chemicals and performance particles from August 1999 to September 2001 and Vice President and
                                      Chief Financial Officer of



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


                                      PQ Corporation, the parent of PQ Europe, from May 1995 until July 1999.

                 Stephen R. Olsen     Mr. Olsen has been Senior Vice
                                      President--Corporate Development and
                                      Strategy of ISP and some of its
                                      subsidiaries, since September 2000 and was director of one of its subsidiaries from June 2001 until September 2002. He was
                                      President and Chief Operating Officer of
                                      LL Building Products Inc., one of BMCA's subsidiaries, from June 1999 to September
                                      2000. He was Vice President, Corporate
                                      Development and Vice President and General
                                      Manager, Accessories and Specialty
                                      Products, of BMCA from May 1997 to October
                                      1998 and also was Director, Operational
                                      Planning of BMCA from December 1993 to May
                                      1997.

                 Steven E. Post       Mr. Post has been Senior Vice
                                      President--Operations for Specialty
                                      Chemicals of ISP since June 2001 and was a director of one of its subsidiaries from June 2001 until September 2002. He has been President of ISP Alginates Inc. since
                                      October 1999. He was employed as President of Monsanto Company's Kelco Alginates division from January 1999 to October
                                      1999. He served as Vice President and
                                      General Manager, Alginates of Monsanto
                                      Company from December 1997 to January
                                      1999. He was Vice President, Manufacturing for the Nutrition and Consumer sector of Monsanto Company from January 1997 to
                                      December 1997. Mr. Post was Vice
                                      President, Manufacturing
                                      Services--Nutrasweet Kelco Division of
                                      Monsanto Company from January 1996 to
                                      January 1997.

                 Lawrence Grenner     Mr. Grenner has been Senior Vice
                                      President--R&D, Latin America of ISP since
                                      May 2002. He was previously Senior Vice
                                      President--Marketing and Product
                                      Development of ISP and some of its
                                      subsidiaries from June 2000 until May
                                      2002. He was Vice President and Business
                                      Unit Director, Skin Care of ISP and some of its subsidiaries from January 1999 to June 2000 and Vice President,
                                      Marketing-Personal Care of ISP and some of its subsidiaries from January 1997 to January 1999.

                 To the knowledge of ISP, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.



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


                  DIRECTORS AND EXECUTIVE OFFICERS OF ISPH. The Majority Stockholder is the sole beneficial owner of ISPH common stock. The table below sets forth for each of the executive officers of ISPH their respective present principal occupation or employment, their principal address, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such executive officer.

                                       PRESENT PRINCIPAL OCCUPATION
                                       OR EMPLOYMENT AND MATERIAL
                                       POSITIONS HELD DURING THE PAST
                  NAME                 FIVE YEARS
                  -------------------  -----------------------------------------
                  Samuel J. Heyman     Mr. Heyman is a director of ISPH. Please
                                       also see "Directors and Officers of ISP."

                  Sunil Kumar          Mr. Kumar is President, Chief Executive
                                       Officer and a director of ISPH. Please
                                       also see "Directors and Officers of ISP."

                  Richard A. Weinberg  Mr. Weinberg is an Executive Vice
                                       President, General Counsel and Secretary of ISPH. Please also see "Directors and Officers of ISP."

                  Susan B. Yoss        Ms. Yoss is the Executive Vice
                                       President--Finance and Treasurer of ISPH.
                                       Please also see "Directors and Officers
                                       of ISP."

                  To the knowledge of ISPH, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.


ITEM 4.           TERMS OF THE TRANSACTION

Regulation M-A
Item 1004

      (a)(1)      TENDER OFFERS. Not applicable.

      (a)(2)(i) TRANSACTION DESCRIPTION. The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

      (a)(2)(ii) CONSIDERATION. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in The Merger," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Special Factors - Recommendation of the Special Committee and our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

      (a)(2)(iii) REASONS FOR TRANSACTION. The information set forth in the
                  Proxy Statement under the captions "Summary Term Sheet - Recommendation of Special Committee and our



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


                  Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Recommendation of the Special Committee and our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

      (a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting," "Summary Term Sheet - The Merger Agreement," "The Special Meeting - Voting Rights; Vote Required for Approval" and "The Merger - Merger Agreement" is incorporated herein by reference.

      (a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

      (a)(2)(vi) ACCOUNTING TREATMENT. The information set forth in Proxy Statements under the caption "The Merger - Accounting Treatment" is incorporated herein by reference.

      (a)(2)(vii) INCOME TAX CONSEQUENCES. The information set forth in the
                  Proxy Statement under the captions "Summary Term Sheet - Material U.S. Federal Income Tax Consequences" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

      (c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

      (d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Appraisal Rights " and "The Merger - Appraisal Rights" is incorporated herein by reference.

      (e)         PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

      (f)         ELIGIBILITY FOR LISTING OR TRADING. Not applicable.


ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A
Item 1005

      (a)(1) TRANSACTIONS WITH ISP. The information set forth in the Proxy Statement under the captions "Special Factors - Specified Relationships between ISP and the Majority Stockholder" and "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

      (a)(2) TRANSACTIONS WITH OFFICERS, DIRECTORS AND AFFILIATES OF ISP. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," and "Special Factors - Interests of Directors and Executive Officers in the Merger," "Other Matters - Transactions in Capital Stock by Certain Persons" and "Other Matters - Certain Transactions" is incorporated herein by reference.



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


      (b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTRACTS. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger" and "Other Matters - Certain Transactions" is incorporated herein by reference.

      (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "The Special Meeting - Voting Rights; Vote Required for Approval" and "Other Matters - Certain Transactions" is incorporated herein by reference. The information set forth in Exhibits (d)(1) and
                  (d)(2) is incorporated herein by reference.


ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A
Item 1006

      (b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the captions "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" and "Special Factors - Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

      (c)(1)-(8) PLANS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Merger," "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet - The Merger Agreement," "Special Factors - Background of the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger" and "Other Matters - Certain Transactions" is incorporated herein by reference.


ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A
Item 1013

      (a) PURPOSES. The information set forth in the Proxy Statement under the captions "Special Factors - Recommendations of the Special Committee and our Board of Directors," "Special Factors - Background of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

      (b) ALTERNATIVES. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and our Board of Directors" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

      (c) REASONS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's

                  Positions as to the Fairness of the Merger," "Special Factors
                  - Opinion of Lehman Brothers" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

      (d) EFFECTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet - Material U.S. Federal Income Tax Consequences," "Summary Term Sheet - Appraisal Rights," "Special Factors - Background of the Merger," "Special Factors
                  - Opinion of Lehman Brothers," "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger," "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders," "Special Factors - Litigation," "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates," "The Merger - Appraisal Rights" and "The Merger - The Merger Agreement" is incorporated herein by reference.


ITEM 8.           FAIRNESS OF THE TRANSACTION

Regulation M-A
Item 1014

      (a)-(b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger," "Special Factors - Opinion of Lehman Brothers," "Special Factors - ISP's Forecasts" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

      (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting," "Summary Term Sheet - The Merger Agreement," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger," "The Special Meeting - Voting Rights; Vote Required for Approval" and "The Merger - The Merger Agreement" is incorporated herein by reference.

      (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee and our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's Positions as to Fairness of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

      (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and our Board of Directors" and "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of Merger" is incorporated herein by reference.

      (f)         OTHER OFFERS. Not applicable.


ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A
Item 1015

      (a)-(c) REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL; AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Opinion of Lehman Brothers," "Special Factors -Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger," "Special Factors
                  - ISP's Forecasts" and "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger," is incorporated herein by reference. The full text of the written opinion of Lehman Brothers Inc., dated November 8, 2002, is attached to the Proxy Statement as Annex B thereto and is incorporated herein by reference. The written materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.


ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A
Item 1007

      (a)-(d) SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the captions "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A
Item 1008

      (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "The Special Meeting - Voting Rights; Vote Required for Approval" and "Other Matters - Security Ownership of Specified Beneficial Owners and Management" is incorporated herein by reference.

      (b)(1)-(5) SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.


ITEM 12.          THE SOLICITATION OR RECOMMENDATIONS

Regulation M-A
Item 1012

      (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger" "Special Factors - Specified Relationships Between ISP and the Majority Stockholder" and "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

      (e) RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee and our Board of Directors," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.


ITEM 13.          FINANCIAL STATEMENTS

Regulation M-A
Item 1010

      (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Selected Consolidated Financial Data of ISP" is incorporated herein by reference.

      (b)         PRO FORMA INFORMATION. None.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A
Item 1009

      (a)-(b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Special Factors - Background of the Merger," "Special Factors - Opinion of Lehman Brothers," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Majority Stockholder and ISPH's Positions as to the Fairness of the Merger," "The Special Meeting - Solicitation of Proxies," "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.


ITEM 15.          ADDITIONAL INFORMATION

Regulation M-A
Item 1011

      (b) OTHER MATERIAL INFORMATION. The information set forth in the Proxy Statement, including all annexes and exhibits thereto, is incorporated herein by reference.


ITEM 16.          EXHIBITS

Regulation M-A
Item 1016

      (a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (incorporated herein by reference to the Preliminary Proxy Statement).

      (b)         None.

      (c)(1) Opinion of Lehman Brothers Inc. attached as Annex B to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

      (c)(2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002.

      (d)(1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

      (d)(2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

      (e)         None.

      (f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

      (g)         None.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2002

                                      INTERNATIONAL SPECIALTY PRODUCTS INC.


                                      By: /s/ SUNIL KUMAR
                                          ------------------------------------
                                          Name:  Sunil Kumar
                                          Title: President and Chief Executive
                                                 Officer



                                      SAMUEL J. HEYMAN


                                          /s/ SAMUEL J. HEYMAN
                                          ------------------------------------



                                      INTERNATIONAL SPECIALTY PRODUCTS
                                      HOLDINGS INC.


                                      By: /s/ SUNIL KUMAR
                                          ------------------------------------
                                          Name:  Sunil Kumar
                                          Title: President and Chief Executive
                                                 Officer

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

(a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (incorporated herein by reference to the Preliminary Proxy Statement).

(b)               None.

(c)(1) Opinion of Lehman Brothers Inc. attached as Annex B to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

(c)(2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002.

(d)(1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

(d)(2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

(e)               None.

(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement).

(g)               None.